Aleafia Names Entrepreneurial Growth Executive Trevor J. Newell as Chief Marketing & Technology Officer

TORONTO, Aug. 14, 2018 /CNW/ - The Board of Directors of Aleafia Health Inc. (TSXV: ALEF) (OTCQX: ALEAF) ("Aleafia") or (the "Company"), one of Canada's leading, vertically integrated medical cannabis companies with a unique patient-focused, healthcare solution, has appointed Trevor J. Newell, as its new Chief Marketing & Technology Officer (CMTO).

Trevor has experienced and lead exponential growth at both the enterprise and start-up level, building disruptive strategies and executing them with analytical passion. Trevor has the unique ability to establish and scale Aleafia's global leadership vision of a fully integrated marketing and technology strategy founded on delivering quality patient care from seed to sale.

Trevor assumed the CMTO role on August 13, 2018 and reports directly to CEO Geoff Benic and will be responsible for the strategic direction and execution accountability for all of Aleafia's marketing, sales, partnerships, business development and technologies.

Prior to joining Aleafia, Trevor was co-founder and President of SHOP.CA Network Inc. (SHOP.CA), Canada's first eCommerce Marketplace, creating a national brand with over 15 million products across 5,000 brands from 1,500 suppliers. Trevor lead the establishment and growth of all operations within SHOP.CA throughout the idea, launch and growth phases. Trevor's career experience also includes: GE where his global enterprise experience lead to him earning his master black belt of six sigma within GE's Information Management Leadership Program, and Oracle within Financial Services as head of global product strategy for capital markets and wealth management.

The catalyst for Trevor's entrepreneurial passion came during his tenure at Janna Systems Inc., as the company grew from 40 to 400 people in less than three years and eventually sold to Siebel Systems (later acquired by Oracle) for $1.76 billion in the fall of 2000.

"Trevor is an innovative thinker with a long track record of leading industry disrupting companies. We are excited to unleash his passion and unique skill set to build Aleafia's marketing and technology teams while building on our success of combining 22 clinics, over 50,000 patients assessed and the two cannabis production facilities into an integrated organization," said Geoff Benic, CEO of Aleafia.

"Joining the Aleafia team is an amazing opportunity to create a global medical cannabis leader with integrated technology and marketing from seed to sale," said Trevor Newell. "I am very excited to begin this journey as we build on the foundation of Aleafia's fully funded production capacity of 38,000 kg per year of cannabis flower to show the world Canada's leadership in technology and marketing," said Trevor.

Welcome to the journey Trevor. #GameON

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About Aleafia Health Inc.:
Aleafia is a leading, vertically integrated medical cannabis company with a unique focus on delivering quality patient care from "seed" to "sale." Aleafia is uniquely positioned with a singular focus on the medical cannabis market. The company operates the largest brick and mortar medicinal cannabis clinic network in Canada under the Canabo Medical Clinic brand, which is staffed by licensed, practicing physicians. Aleafia has obtained over 50,000 unique patients and maintains the largest medical cannabis patient data set in Canada. Aleafia's state of the art production facilities will allow for the production of high-quality strains at low cost. Aleafia's production will focus on securing the highest-quality medicinal product for its growing patient base.

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

SOURCE Aleafia Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/14/c8967.html

%SEDAR: 00027078E

For further information: For Investor Relations, please contact: Geoffrey Benic, CEO, 416-860-5665 ext. 224, IR@AleafiaInc.com; For Media Relations, please contact: Nicholas Bergamini, VP Public Affairs, 416-860-5665 ext. 224, Media@AleafiaInc.com

CO: Aleafia Inc.

CNW 07:00e 14-AUG-18